June 30, 2016

VIA EDGAR

Mr. Michael Fay
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed January 13, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 16, 2016
File No. 001-32898

Dear Mr. Fay:

Reference is made to the letter, dated June 17, 2016, setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 10-K for the fiscal year ended September 30, 2015 and the quarterly report on Form 10-Q for the period ended March 31, 2016 of China BAK Battery, Inc. (the “Company”). The Comment Letter requests the Company to respond within ten business days from the date of such letter.

Due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff, the Company is unable to respond within the prescribed time period. As a result, I am hereby requesting, on behalf of the Company, an extension for filing its responses to the Comment Letter. The Company will use diligent efforts to provide its responses to the Staff by the close of business on July 18, 2016.

Should you have any questions regarding this letter, please do not hesitate to contact me or Qixiang Sun of Pillsbury Winthrop Shaw Pittman LLP, our US counsel at (202) 663-8349.

Sincerely,

/s/ Wenwu Wang
Wenwu Wang
Interim Chief Financial Officer